FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui divests certain U.S. Gulf of Mexico oil & gas assets

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 24, 2009

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2009

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President Chief Financial Officer

November 24Th, 2009

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Mitsui divests certain U.S. Gulf of Mexico oil & gas assets

Mitsui & Co., Ltd. (“Mitsui”) announced today that its U.S. subsidiary, MitEnergy Upstream LLC (“MitEnergy”), has entered into a purchase and sale agreement on November 20Th, 2009 to divest all of its Gulf of Mexico oil and gas assets to Energy XXI, Inc., (“EXXI”). The terms of the purchase and sale agreement are summarized below:

Seller	MitEnergy (see Attachment 1)
Buyer	EXXI (see Attachment 2)
Divested Assets	All of MitEnergy’s upstream oil & gas assets located in the U.S. offshore Gulf of Mexico (see Attachment 3)
Consideration	283 Million USD (*1)
Closing	Expected within 90 days from the conclusion of the purchase and sale agreement

*1	Adjustments to reflect revenues and costs between the effective date and the closing date will be made to the consideration at closing.

Mitsui will reinvest the sale proceeds to other high growth potential opportunities including upstream oil and gas business in order to build a more robust and balanced business portfolio.

North America still remains as one of the core areas for Mitsui in terms of its upstream oil and gas business and will continue to pursue to build sustainable business in the region.

The impact on the consolidated profit and loss as a result of this divestment is expected to be minimal.

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

Attachments:	1) Shareholding of MitEnergy
2) Summary of EXXI
3) Map of the Sales Assets

<Attachment 1: Shareholding of MitEnergy>

Shareholder	% Share held
Mitsui & Co. Ltd.	35%
Mitsui & Co. (U.S.A.), Inc.	35%
Mitsui Oil Exploration Co., Ltd.*	30%

*	54.611% shares are owned by Mitsui & Co., Ltd.

<Attachment 2: Summary of EXXI>

Registered Company Name	Energy XXI, Inc.
Ultimate Parent Company	Energy XXI (Bermuda) Ltd.

Energy XXI (Bermuda) Ltd. (Ultimate Parent Company)
Listed Stock Exchange	NASDAQ
Revenue (Consolidated; FY June 2009)	433.8 Million USD
Net Income (Consolidated; FY June 2009)	–571.6 Million USD
Total Assets (Consolidated; end June 2009)	1328.6 Million USD

<Attachment 3: Map of the Sales Assets>